UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period       April 2007                                   File No:  0-52400

Unbridled Energy Corp.

(Name of Registrant)

430 - 580 Hornby Street, Vancouver, British Columbia, Canada V6C 3B6

(Address of principal executive offices)

1.

News Release dated April 2, 2007

2.

News Release dated April 12, 2007

3.

News Release dated April 18, 2007

4.

News Release dated April 30, 2007

5.

News Release dated May 7, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Unbridled Energy Corp.

(Registrant)

Dated: May 23, 2007

Signed: /s/ Joseph H. Frantz Jr.

Joseph H. Frantz Jr.

President & CEO

Unbridled Energy Corporation

Suite 400, 2424 4TH Street SW, Calgary, AB

NEWS RELEASE

FOR RELEASE ON APRIL 2, 2007

UNBRIDLED ENERGY CORPORATION ANNOUNCES ACQUISITION OF NEW YORK
PROPERTIES AND AGREEMENT IN PRINCIPAL IN OHIO

CALGARY – PITTSBURG · April 2, 2007 · Unbridled Energy Corporation (TSXV: UNE/Frankfurt: 04U) (the “Company” or “Unbridled”) is pleased to announce the acquisition of 13,280 gross acres including 61 wells in the State of New York. The Company now refers to this area as the Chautauqua Lake properties. The wells are currently producing approximately 500 thousand standard cubic feet per day (“Mscf/d”), 250 Mscf/d net to Unbridled, largely from the Whirlpool and Medina tight gas sand (“TGS”) formations at depths between 3,000 to 4,000 ft and have produced a cumulative total of 7.3 Billion Standard Cubic Feet (“Bscf”) since production commenced on these properties in the late 1980’s. Two of the wells produce from the shallower Bass Island trend, which is a naturally fractured carbonate formation that produces both oil and gas.

Unbridled has retained Schlumberger Data and Consulting Services (“DCS”), based in Pittsburgh, Pennsylvania, a qualified third party reserves evaluator, to establish a range for the discovered resources. DCS has established a range of 64 Bscf to 112 Bscf, depending on the assumptions used in the calculations. Schlumberger’s detailed reserves report will be finalized and provided to the Company by early May 2007.

By applying sound operational practices, drilling additional wells via offsets and down spacing, restimulating existing wells, and utilizing the latest fracturing and imaging technologies, management intends to increase production and recoverable reserves in the TGS formations of this property. Additionally, Unbridled plans to test a Devonian Shale interval available across the acreage.

Unbridled will operate these properties holding a 50% working interest (“WI”). The Company’s partner, HH Allegiance Energy Fund LLP, an entity at arm’s length to the Company, presently holds the remaining 50% WI. Acquisition and closing costs totaled less than US$1.4 million net to Unbridled. Due to the location of the Chautauqua Lake properties, natural gas production commands an approximate $0.40 to $0.80 per Mscf/d premium to regularly posted NYMEX Henry Hub Natural Gas Prices.

State of Ohio

Further to its news release disseminated March 7, 2007, the Company has now reached an agreement in principal to acquire 100% WI on 23,000 acres in the State of Ohio from Lodge Energy, L.P. (“Lodge”), an entity at arm’s length to the Company. The 23,000 acres is a result of management refining its area of interest on the 30,000 acres under negotiation as announced March 7, 2007. Due diligence on these lands is now almost complete, with only minor title work remaining. As a result, the Company anticipates closing during the last two weeks in April 2007. Assuming Unbridled proceeds with the purchase, it will acquire a right of first refusal on future lands leased by Lodge in an ‘Area of Mutual Interest’ between Lodge and Unbridled.

Joe Frantz, President & CEO, said, “The acquisition of the Chautauqua Lake properties in the State of New York is a stepping stone for Unbridled in the USA. It provides numerous opportunities to apply high technology methodologies on new drills, restimulate existing formations and test a shale interval. I am pleased with the cost of entry to Unbridled and the upside potential it provides. The acreage in Ohio presents another new opportunity to exploit shales and tight gas sands in the Appalachian Basin. This area has been attracting many companies to lease lands and has now become a competitive leasing play.”

U.S. 20-F Registration

Unbridled Energy is also pleased to announce, effective March 14, 2007, the Company is a reporting issuer in the United States. Securities Exchange Commission “SEC” filings are now publicly available on EDGAR and may be accessed online at www.sec.gov. The Company’s US Registration Statement on Form 20-F is now effective and the Company is in the process of clearing all comments with SEC staff.

About Unbridled Energy

Unbridled is an independent natural gas evaluation and production company focused on growing the Company in shale gas and tight gas sand (“TGS”) opportunities in two main basins within North America, the Appalachian Basin in eastern United States and the Western Canadian Sedimentary Basin. More specifically, management is applying its production enhancement strategy with latest horizontal drilling and fracing technologies to well known shale gas and TGS formations throughout the Appalachian Basin. In the Western Canadian Sedimentary Basin, management is employing a first mover approach to major, shale gas and TGS resource opportunities. The Company has offices in Pittsburg, Pennsylvania and Calgary, Alberta

By Order of the Board of Directors

Unbridled Energy Corporation

Joseph H. Frantz Jr.

President & CEO

For more information, please contact the Company’s Investor Relations Consultant at 1-800-940-6781.

Forward-looking Statements

This press release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to the proposed use of proceeds. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include, but a change in the use of proceeds, the volatility of natural gas prices, the possibility that exploration efforts will not yield economically recoverable quantities of gas, accidents and other risks associated with gas exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, (Accessible on EDGAR at www.sec.gov), including the Company’s Form 20-F (Amended) dated January 9, 2007.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Unbridled Energy Corporation

Suite 400, 2424 4TH Street SW, Calgary, AB

NEWS RELEASE

FOR RELEASE ON APRIL 12, 2007

UNBRIDLED ENERGY ANNOUNCES $5.5 MILLION PRIVATE PLACEMENT

CALGARY-PITTSBURGH · April 12, 2007 · Unbridled Energy Corporation (TSX.V: UNE/Frankfurt: 04U) (the “Company”) is pleased to announce that it will offer, by way of a non-brokered private placement, up to $5.5 million of flow-through common shares and Units (the “Offering”). Each flow-through common share will be priced at $0.55 and each Unit will be priced at $0.50. Each Unit will comprise one common share and one common share purchase warrant (a “Warrant”). Each Warrant will be exercisable for a period of 2 years from the closing date to acquire one additional common share at a price of $0.85 per share, provided that, if, during the term of the Warrants, the shares close at a price at or above $1.85 per share for more than 20 consecutive trading days, then, the Company, at its option, will be entitled to accelerate the expiry of the Warrants such that they will terminate 30 calendar days after the Company exercises its option to accelerate.

To assist it in placing the Offering, the Company has agreed with certain persons, who will introduce subscribers to the Offering, to pay to such persons finder’s fees of 7% of the amount of the Offering, payable in cash or, if acceptable to the TSX Venture Exchange and the finders, in Units, at closing. In addition, subject to the availability of prospectus and registration exemptions, the finders will receive finder’s warrants totaling 7% of the aggregate of the number of Units and Flow-Through Shares placed at the closing (the “Finder’s Warrants”). Each Finder’s Warrant will be exercisable for a period of 2 years from the closing date to acquire one common share of the Company at a price of $0.55 per share. The Company will be entitled to accelerate the expiry date of the Finder’s Warrants on the same terms as are applicable to the Warrants. The Offering, including the finder’s fee arrangements, is subject to acceptance for filing by the TSX Venture Exchange.

The securities to be issued, under the Offering, have not been registered under the United States Securities Act of 1933 or any state securities laws, and unless so registered may not be offered or sold in the United States, except pursuant to an exemption from, or in a transaction subject to, the registration requirements of the Securities Act of 1933 and applicable state securities laws. This press release is issued pursuant to Rule 135(c) of the Securities Act of 1933, and does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of the common shares or warrants of the Company in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The Company plans to use the net proceeds of the Offering to further its exploration and development programs on the Chambers and Tsuu T’ina natural gas projects in Alberta, as well as the evaluation of large scale shale gas resource plays in the Western Canadian Sedimentary Basin. Funds will also be used for natural gas production and land acquisitions in the Appalachian Basin and for general corporate purposes. The net proceeds from the sale of flow-through common shares will be used to incur exploration and development expenses which qualify as CEE under the Income Tax Act (Canada).

About Unbridled Energy

Unbridled is an independent natural gas evaluation and production company focused on growing the Company in shale gas and tight gas sand (“TGS”) opportunities in two main basins within North America, the Appalachian Basin in eastern United States and the Western Canadian Sedimentary Basin. More specifically, management is applying its production enhancement strategy with latest horizontal drilling and fracing technologies to well known shale gas and TGS formations throughout the Appalachian Basin. In the Western Canadian Sedimentary Basin, management is employing a first mover approach to major, shale gas and TGS resource opportunities. The Company has offices in Pittsburgh, Pennsylvania and Calgary, Alberta.

By Order of the Board of Directors

Unbridled Energy Corporation

Joseph H. Frantz Jr. President & CEO

For more information, please contact the Company’s Investor Relations Consultant at 1-800-940-6781.

Forward-looking Statements

This press release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to the proposed use of proceeds. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include, but a change in the use of proceeds, the volatility of natural gas prices, the possibility that exploration efforts will not yield economically recoverable quantities of gas, accidents and other risks associated with gas exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F (Amended) dated January 9, 2007.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Unbridled Energy Corporation

Suite 400, 2424 4T" Street SW, Calgary, AB

NEWS RELEASE

FOR RELEASE ON April 18, 2007

UNBRIDLED ENERGY SIGNS PURCHASE & SALE
AGREEMENT FOR 23,000 ACRES IN OHIO

CALGARY – PITTSBURGH . April 18, 2007. Unbridled Energy Corporation (TSX.V: UNE/Frankfurt: 04U) (the "Company") is pleased to announce, further to its April 2, 2007 news release, it has signed a Purchase and Sale Agreement, thereby exercising its option to acquire 100% working interest on 23,000 acres in the State of Ohio from Lodge Energy, L.P. ("Lodge"), an entity at arm's length to Unbridled. Due diligence on these lands is now almost complete, with only minor title work remaining. As a result, the Company anticipates closing this acquisition by the end of April 2007. The Company has retained Schlumberger Data and Consulting Services to perform a third party natural gas resource assessment of these properties, which should be completed by early May 2007. Assuming Unbridled proceeds with the purchase, it will acquire a right of first refusal on future lands leased by Lodge in an 'Area of Mutual Interest' between Lodge and Unbridled.

President & CEO, Joe Frantz said, "Along with our purchase of gas producing properties in New York, the acreage in Ohio presents another solid opportunity to exploit shales and tight gas sands in the Appalachian Basin. We selected this acreage based on research of records from old wells drilled before the use of modern technology and the close proximity to sales outlets. Operators are drilling both vertical and horizontal test wells relatively near one of our areas. Unbridled has already received expressions of interest from several operators to drill five to ten test wells in 2007. In addition, this area of Ohio has been attracting many companies to lease lands and has now become a competitive leasing and testing play."

About Unbridled Energy

Unbridled is an independent natural gas evaluation and production company focused on growing the Company in shale gas and tight gas sand ("TGS") opportunities in two main basins within North America, the Appalachian Basin in eastern United States and the Western Canadian Sedimentary Basin. More specifically, management is applying its production enhancement strategy with latest horizontal drilling and fracing technologies to well known shale gas and TGS formations throughout the Appalachian Basin. In the Western Canadian Sedimentary Basin, management is employing a first mover approach to major, shale gas and TGS resource opportunities. The Company has offices in Pittsburgh, Pennsylvania and Calgary, Alberta.

By Order of the Board of Directors

Unbridled Energy Corporation

Joseph H. Frantz Jr. President & CEO

For more information, please contact the Company's Investor Relations Consultant at 1-800-940-6781.

FORWARD-LOOKING STATEMENTS

This press release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to the proposed use of proceeds. Forwardlooking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include, with respect to the Company’s plans to complete a second and final closing, a change in the market price for the Company’s securities, the inability of the Company to secure sufficient subscriber interest, or a material adverse change in the Company’s business and affairs; and with respect to the Company’s plans for the use of proceeds, the volatility of natural gas prices, the possibility that exploration efforts will not yield economically recoverable quantities of gas, accidents and other risks associated with gas exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F (Amended) dated January 9, 2007.

Unbridled Energy Corporation

Suite 400, 2424 4th Street SW, Calgary, AB

NEWS RELEASE

FOR RELEASE ON APRIL 30, 2007

UNBRIDLED ENERGY CLOSES $3.1 MILLION PRIVATE PLACEMENT

CALGARY-PITTSBURGH · April 30, 2007 · Unbridled Energy Corporation (TSX.V: UNE/Frankfurt: 04U) (the “Company”) is pleased to announce that it has closed the first tranche of its private placement financing first announced on April 12, 2007. The first closing consisted of a total of 665,000 flow-through common shares at a price of $0.55 per flow-through share for gross proceeds of CDN$365,750 and 5,920,000 Units at a price of $0.50 per Unit for gross proceeds of CDN$2,960,000 (collectively, the “Offering”). Each Unit comprises one common share and one common share purchase warrant (a “Warrant”). Each Warrant will be exercisable for a period of 2 years from the closing date to acquire one additional common share at a price of $0.85 per share, provided that, if, during the term of the Warrants, the shares close at a price at or above $1.85 per share for more than 20 consecutive trading days, then, the Company, at its option, will be entitled to accelerate the expiry of the Warrants such that they will terminate 30 calendar days after the Company exercises its option to accelerate.

The TSX Venture Exchange has conditionally approved the subject closing of the private placement subject to the filing of final documents. The Company is planning to complete the second and final closing of the subject private placement by May 11, 2007.

In connection with the Offering, the Company paid finder’s fees of 7% of the amount of the Offering, payable in cash and Units to a registered dealer who introduced subscribers to the Offering. The finder’s fees consisted of $224,297.50 in cash and 12,110 Units at a deemed price of $0.50 per Unit, each Unit having the same terms and conditions as the Units describe above. As part of the finder’s fee, the Company also issued warrants to acquire up to 456,050 common shares of the Company to the finder (the “Finder’s Warrants”). Each Finder’s Warrant will be exercisable for a period of 2 years from the closing date to acquire one common share of the Company at a price of $0.55 per share. The Company will be entitled to accelerate the expiry date of the Finder’s Warrants on the same terms as are applicable to the Warrants. The Offering, including the finder’s fee arrangements, is subject to acceptance for filing by the TSX Venture Exchange. The common shares, the flow-through shares and any shares issuable upon the exercise of the Warrants and the Finder’s Warrants are subject to a four month hold period expiring on August 28, 2007.

The securities issued under the Offering have not been registered under the United States Securities Act of 1933 or any state securities laws, and unless so registered may not be offered or sold in the United States, except pursuant to an exemption from, or in a transaction subject to, the registration requirements of the Securities Act of 1933 and applicable state securities laws. This press release is issued pursuant to Rule 135(c) of the Securities Act of 1933, and does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of the common shares or warrants of the Company in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The Company plans to use the net proceeds of the Offering to further its exploration and development programs on the Chambers and Tsuu T’ina natural gas projects in Alberta as well as the evaluation of large scale shale gas resource plays in the Western Canadian Sedimentary Basin. Funds will also be used for natural gas production and land acquisitions in the Appalachian Basin and for general corporate purposes. The net proceeds from the sale of flow-through common shares will be used to incur exploration and development expenses which qualify as CEE under the Income Tax Act (Canada).

About Unbridled Energy

Unbridled Energy is an independent natural gas evaluation and production company specializing in shale gas and tight gas sands (“TGS”) opportunities in two main basins within North America; the eastern US Appalachian Basin and the Western Canadian Sedimentary Basin. The Company is applying a low risk production enhancement strategy on existing wells, and the latest horizontal drilling and fracing technologies on new wells in well known shale gas and TGS formations in the Appalachian Basin. Importantly, management is also employing a “first mover” approach to large scale shale gas and TGS resource opportunities in the Western Canadian Sedimentary Basin. The Company has offices in Pittsburgh, Pennsylvania and Calgary, Alberta.

By Order of the Board of Directors

Unbridled Energy Corporation

Joseph H. Frantz Jr. President & CEO

For more information, please contact the Company’s Investor Relations Consultant at 1-800-940-6781. Forward-looking Statements

This press release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to the proposed use of proceeds. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include, with respect to the Company’s plans to complete a second and final closing, a change in the market price for the Company’s securities, the inability of the Company to secure sufficient subscriber interest, or a material adverse change in the Company’s business and affairs; and with respect to the Company’s plans for the use of proceeds, the volatility of natural gas prices, the possibility that exploration efforts will not yield economically recoverable quantities of gas, accidents and other risks associated with gas exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F (Amended) dated January 9, 2007.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

UNBRIDLED ENERGY CORPORATION

Suite 400, 2424 4TH Street SW, Calgary, AB

NEWS RELEASE FOR RELEASE MAY 7, 2007

UNBRIDLED ENERGY RELEASES RESERVE ESTIMATE FOR NEW YORK PROPERTY

CALGARY – PITTSBURGH · May 7, 2007 · Unbridled Energy Corporation (TSX.V: UNE/Frankfurt: 04U) (the “Company”) is pleased to announce initial reserve estimates for the Chautauqua Lake Properties in New York. Schlumberger Data & Consulting Services, a qualified reserve estimator, performed the reserve evaluation using COGE guidelines and an effective date of March 31, 2007. The Company recently acquired 50% working interest and is the operator of 61 wells on 13,280 gross acres in the Ellery and Villenova Townships. Of the 61 wells, 56 are producing approximately 250 thousand cubic feet equivalent per day gross and 5 wells are shut-in.

Based on the Schlumberger study, the net reserves attributable to Unbridled’s 50% working interest are defined as:

Proved Developed Producing Reserves	0.519 bcfe
Proved Developed Non-Producing Reserves	0.275 bcfe
Proved Undeveloped Reserves	1.996 bcfe
Total Proven	2.790 bcfe
Probable Reserves	4.998 bcfe
Possible Reserves	23.954 bcfe
Total Proven, Probable & Possible Reserves	31.742 bcfe

bcfe – billion cubic feet equivalent

Almost all of these reserves are contained in the Medina and Whirlpool tight gas sands at depths ranging from 3000 to 4000 ft.

In collaboration with a stimulation service provider, Unbridled will commence a comprehensive development program for these properties. The Company has already initiated a work-over program in early May to improve production in several existing wells. Details on the development program will be released in early June 2007.

Further to the tight gas sands reserves at Chautauqua Lake, the Marcellus Shale is present across the acreage and will be tested this year. The Marcellus is being tested by many operators across the Appalachian Basin with encouraging results reported by some operators. Schlumberger will estimate a discovered resource value for this shale and for other shales present across the property. Depending on the initial shale test well results, a development program may be initiated and reserves assigned as appropriate.

President & CEO, Joe Frantz said, “Given the low cost of entry of $1.3 million US, we are very much looking forward to exploiting the reserves at Chautauqua Lake. We believe additional wells can be drilled over much of the acreage. We will apply newer technology in future well completions, since most of the wells were drilled and stimulated over 20 years ago using older technology. It is our plan to convert probable and possible reserves into proved reserves over the next few years.”

About Unbridled Energy

Unbridled is an independent natural gas evaluation and production company specializing in shale gas and tight gas sand (“TGS”) opportunities in two main basins within North America, the eastern US Appalachian Basin and the Western Canadian Sedimentary Basin. The Company is applying a low risk production enhancement strategy with the latest horizontal drilling and fracturing technologies to well known shale gas and TGS formations throughout the Appalachian Basin. Importantly, management is employing a first mover approach to large scale shale gas and TGS resource opportunities in the Western Canadian Sedimentary Basin. The Company has offices in Calgary, Alberta and Pittsburgh, Pennsylvania.

By Order of the Board of Directors

Unbridled Energy Corporation

Joseph H. Frantz Jr. President & CEO

For more information, please contact the Company’s Investor Relations Consultant at 1-800-940-6781.

FORWARD-LOOKING STATEMENTS

This press release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to the proposed use of proceeds. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include, but a change in the use of proceeds, the volatility of natural gas prices, the possibility that exploration efforts will not yield economically recoverable quantities of gas, accidents and other risks associated with gas exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F (Amended) dated January 9, 2007.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.